EKSPORT
FINANS
NORWAY
FINANCIAL REPORT
Q1/2017

Financial highlights 03
Report from the board of directors and CEO 04
Results 04
Balance sheet 05
Lending 05
Securities 05
Liquidity 05
Events after the balance sheet date 06
Condensed statement of comprehensive income 07
Condensed balance sheet 08
Condensed statement of changes in equity 09
Condensed cash flow statement 10
Notes to the condensed financial statements 11
Cover photo: Per Anders Sletten
Some of the information herein constitutes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Eksportfinans’ control, which may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. As a result, any forward-looking statements included herein should not be regarded as a representation that the plans, objectives, results or other actions discussed will be achieved. Please see the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission for a discussion of certain factors that may cause actual results, performance or events to be materially different from those referred to herein. Eksportfinans disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Unaudited
Financial highlights
The information for the first quarters ended March 31, 2017 and 2016 are unaudited.
First quarter
(NOK million) 2017 2016
Net interest income 62 76
Total comprehensive income 1) (152) (18)
Return on equity 2) (8.7%) (1.0%)
Net return on average assets and liabilities 3) 0.06% 0.28%
Net operating expenses / average assets 4) 0.41% 0.19%
Total assets 33,039 62,730
Loans outstanding 5) 15,872 26,166
Public sector borrowers or guarantors 6) 43,8% 39.4%
Core capital adequacy 66,7% 39.9%
Capital adequacy 66,7% 39.9%
Exchange rate NOK/USD 7) 8.5757 8.2692
Definitions
1) Total comprehensive income for the period includes net losses on financial instruments at fair value which amount to NOK 231 million for the first quarter of 2017 compared to net losses of NOK 70 million for the first quarter of 2016.
2) Return on equity: Total comprehensive income for the period/average equity (average of opening and closing balance).
3) Net return on average assets and liabilities: The difference between net interest income/average interest generating assets and net interest expense/average interest bearing liabilities (average of daily calculations for the period).
4) Net operating expenses (salaries and other administrative expenses + depreciation + other expenses - other income)/average assets (average of opening and closing balance).
5) Total loans outstanding: Consists of loans due from customers and part of loans due from credit institutions in the balance sheet. Accrued interest and unrealized gains/(losses) are not included. For more information see notes 4, 5 and 6 to the accompanying condensed financial statements.
6) The ratio of public sector loans (municipalities, counties and Norwegian and foreign central government, including the Norwegian Guarantee Institute for Export Credits (GIEK) as borrowers or guarantors) to total lending.
7) Exchange rate at balance sheet date.
First quarter report 2017 3

Report from the board of directors
Results
First quarter 2017
Net interest income was NOK 62 million for the first quarter of 2017 compared to NOK 76 million for the same period in 2016. The decrease was mainly due to the reduction of interest generating assets.
Total comprehensive income was negative NOK 152 million for the first quarter of 2017, compared to negative NOK 18 million for the first quarter of 2016. The fluctuations in these figures are primarily due to unrealized losses and gains on Eksportfinans’ own debt (as explained in the section “Net other operating income”).
Table 1 below shows the calculation of the non-IFRS measure of profit, excluding unrealized gains and losses on financial instruments and realized losses hedged by the Portfolio Hedge Agreement (“PHA”), with the corresponding return on equity. This calculation may be of interest to investors because it allows assessment of the performance of the underlying business operations without the volatility caused by fair value fluctuations, including specifically the reversal of previously recognized unrealized gains on Eksportfinans’ own debt. This non-IFRS measure of profit amounted to NOK 16 million in the first quarter of 2017, compared to NOK 42 million in the same period of 2016. The decrease was mainly due to the lower net interest income.
Net other operating income
Net other operating income was negative NOK 231 million for the first quarter of 2017 compared to negative NOK 67 million for the first quarter of 2016. This was primarily due to fluctuations in the credit spreads of Eksportfinans’ own debt. In the first quarter of 2017, unrealized losses on Eksportfinans’ own debt amounted to NOK 240 million compared to unrealized gains of NOK 238 million for the same period in 2016 (see note 2 to the accompanying condensed financial statements). Net of derivatives, this resulted in an unrealized loss of NOK 250 million in the first quarter of 2017 (whereof around NOK 245 million was due to the before mentioned credit spread effects), compared to an unrealized loss of NOK 186 million for the same period of 2016 (see note 15 to the accompanying condensed financial statements).
Table 1: Non-IFRS profit for the period
First quarter
(NOK million) 2017 2016
Comprehensive income according to IFRS (152) (18)
Net unrealized losses/(gains) 224 9
Unrealized gains/(losses) related to Glitnir 1) 0 71
Tax effect of the items above (56) (20)
Non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA 16 42
Return on equity based on profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA 0.8% 2.2%
1) Reversal of previously recognized gains/losses (at exchange rates applicable at reporting date).
First quarter report 2017 4

The cumulative unrealized gain due to credit spread effects on Eksportfinans’ own debt net of derivatives, was NOK 560 million as of March 31, 2017, compared to NOK 810 million as of December 31, 2016 and NOK 1,442 million as of March 31, 2016.
Total operating expenses
Total operating expenses amounted to NOK 34 million in the first quarter of 2017, equivalent to the first quarter of 2016.
Balance sheet
Total assets amounted to NOK 33.0 billion at March 31, 2017, compared to NOK 33.2 billion at December 31, 2016 and NOK 62.7 billion at March 31, 2016. The reduction since March 2016 was due to scheduled repayments of debt.
Outstanding bond debt was NOK 22.9 billion at March 31, 2017, compared to NOK 22.6 billion at December 31, 2016 and NOK 48.4 billion at March 31, 2016. Eksportfinans successfully issued a NOK 2 billion senior unsecured bond on March 23, 2017. The issue settled on April 4, 2017 and will therefore appear in the balance sheet for the second quarter of 2017.
The core capital ratio was 66.7 percent at March 31, 2017, compared to 61.0 percent at December 31, 2016 and 39.9 percent at March 31, 2016.
Lending
The volume of total outstanding loans was NOK 15.9 billion at March 31, 2017, compared to NOK 18.3 billion at December 31, 2016 and NOK 25.2 billion at March 31, 2016. The decrease in volume of outstanding loans is a function of maturing loans in combination with no new lending.
The negative impact of low oil prices on the oil and oil services industries in Norway and worldwide does not affect the quality of Eksportfinans’ loan book in any material way as the relevant loans are secured by guarantees from either GIEK (The Norwegian Guarantee Institute for Export Credits) and/or highly rated banks.
Securities
The securities portfolio was NOK 10.9 billion at March 31, 2017, compared to NOK 8.8 billion at December 31, 2016 and NOK 25.6 billion at March 31, 2016.
The securities portfolio consists of two sub-portfolios. The first is subject to the PHA with Eksportfinans’ shareholders which has been in place since February 29, 2008 (the “PHA portfolio”), and the second is maintained for the purpose of liquidity (the “liquidity reserve portfolio”).
The fair value of the PHA portfolio was NOK 4.4 billion at March 31, 2017, equivalent to the value at December 31, 2016, and NOK 5.6 billion at March 31, 2016. For further information on the PHA see note 14 to the accompanying condensed financial statements.
The fair value of the liquidity reserve portfolio was NOK 6.6 billion at March 31, 2017, compared to NOK 4.4 billion at December 31, 2016 and NOK 20.1 billion at March 31, 2016.
Liquidity
As at March 31, 2017, short term liquidity amounted to NOK 7.6 billion, consisting of the liquidity reserve portfolio of NOK 6.6 billion and cash equivalents of NOK 1.0 billion. Including the PHA portfolio of NOK 4.4 billion, total liquidity reserves amounted to NOK 12.0 billion at March 31, 2017.
First quarter report 2017 5

Table 2: Estimated cumulative liquidity

(NOK billion)	Estimated debt maturing [2]	Estimated loan receivables maturing [3]	Estimated investments maturing [4]	Estimated cumulative liquidity [5]
Short-term liquidity at March 31, 2017 [1]				7.6
2017	10.9	3.3	1.5	1.5
2018	1.6	3.4	0.4	3.7
2019	2.4	2.8	0.0	4.1
2020	1.1	2.1	0.4	5.7
2021	2.1	1.2	0.3	5.1
2022	0.5	0.9	0.3	5.8
2023	0.1	0.5	0.3	6.4
2024	0.1	0.4	0.3	7.0
Thereafter	4.0	1.1	0.8	4.8
Total	22.9	15.7	4.5	

1) Short-term liquidity is comprised of the sum of the liquidity reserve portfolio (at fair value) and deposits.
2) Principal amount of own debt securities. The column includes single- and multi-callable issues. Includes principal cash flows of derivatives economically hedging structured bond debt. For the structured bond debt with call and trigger options, the expected maturity is estimated using a sophisticated valuation system. The actual maturities might differ from these estimations.
3) Represents principal amount of loan receivables.
4) Represents principal amount of investments in the PHA portfolio.
5) Represents estimated cumulative liquidity at year-end (calculated as the amount at prior period end minus estimated long-term debt maturing during period plus estimated loans receivable and long-term investments maturing during the period) except for the first row which states the actual liquidity at March 31, 2017.

The company manages liquidity risk both through matching maturities for assets and liabilities and through stress-testing for the short and medium term. A maturity analysis of financial liabilities based on expected maturities is included in note 16 of the accompanying condensed financial statements.

Table 2 above shows cumulative liquidity, as measured by short-term liquidity as of March 31, 2017, plus maturing loans and investments and minus maturing bond debt, based on estimated maturities.

During the first quarter of 2017, the liquidity position has been impacted due to foreign exchange rate fluctuations and movements in key market risk factors, primarily on the debt portfolio. Liquidity reserves combined with the company's liquidity contingency plans are expected to meet liquidity needs going forward. Contingency plans comprise repo of securities, commercial paper, the company's USD 250 million credit facility with its three largest owner banks (see note 14 to the accompanying condensed financial statements) and sale of assets.

Events after the balance sheet date

There are no events after the balance sheet date materially affecting the financial statements.

Oslo, May 4, 2017
EKSPORTFINANS ASA
The board of directors

First quarter report 2017 6

Condensed statement of profit or loss and other comprehensive income
The information for the three months ended March 31, 2017 and 2016 is unaudited.
First quarter
(NOK million) 2017 2016 Note
Interest and related income 250 386
Interest and related expenses 188 310
Net interest income 62 76
Net commissions related to banking services 0 0
Net gains/(losses) on
financial instruments at fair value (231) (70) 2,15
Other income 0 3
Net other operating income/(loss) (231) (67)
Total operating income (169) (9)
Salaries and other administrative expenses 28 28
Depreciations 1 4
Other expenses 5 2
Total operating expenses 34 34
Pre-tax operating loss (203) (25)
Taxes (51) (7)
Profit/loss for the period (152) (18)
Other comprehensive income 1 0 0
Total comprehensive income (152) (18)
1) Items that will not be reclassified to profit or loss. The income/(loss) arises from actuarial calculations on pension.
The accompanying notes are an integral part of these condensed financial statements.
First quarter report 2017 7

Unaudited

Condensed balance sheet

(NOK million)	Mar 31, 2017	Dec 31, 2016	Mar 31,2016	Note
Loans due from credit institutions [1]	2,210	2,251	6,418	4,6,7
Loans due from customers [2]	14,839	17,270	21,793	5,6,7
Securities	10,934	8,823	25,645	8
Financial derivatives	1,788	1,804	3,357	
Deferred tax asset	289	233	1	
Intangible assets	1	1	2	
Property, equipment and investment property	3	3	204	9
Other assets	2,975	2,876	5,310	10
Total assets	**33,039**	**33,171**	**62,730**	
Bond debt [3]	22,858	22,620	48,431	11
Financial derivatives	2,104	2,400	4,740	
Taxes payable	5	17	38	
Deferred tax liabilities	0	0	0	
Other liabilities	1,031	935	2,005	12
Provisions	128	134	125	
Total liabilities	**26,126**	**26,106**	**55,339**	
Share capital	2,771	2,771	2,771	
Reserve for unrealized gains	81	81	566	
Other equity	4,061	4,213	4,054	
Total shareholders' equity	**6,913**	**7,065**	**7,391**	
Total liabilities and shareholders' equity	**33,039**	**33,171**	**62,730**	

1) Of NOK 2,210 million at March 31, 2017, NOK 2,171 million is measured at fair value through profit or loss and NOK 39 million is measured at amortized cost. Of NOK 2,251 million at December 31, 2016, NOK 2,208 million is measured at fair value through profit or loss and NOK 43 million is measured at amortized cost. Of NOK 6,418 million at March 31, 2016, NOK 5,877 million is measured at fair value through profit or loss and NOK 541 million is measured at amortized cost.

2) Of NOK 14,839 million at March 31, 2017, NOK 5,874 million is measured at fair value through profit or loss and NOK 8,965 million is measured at amortized cost. Of NOK 17,270 million at December 31, 2016, NOK 6,484 million is measured at fair value through profit or loss and NOK 10,786 million is measured at amortized cost. Of NOK 21,793 million at March 31, 2016, NOK 8,683 million is measured at fair value through profit or loss and NOK 13,110 million is measured at amortized cost.

3) Of NOK 22,858 million at March 31, 2017, NOK 13,332 million is measured at fair value through profit or loss and NOK 9,526 million is measured at amortized cost. Of NOK 22,620 million at December 31, 2016, NOK 11,286 million is measured at fair value through profit or loss and NOK 11,334 million is measured at amortized cost. Of NOK 48,431 million at March 31, 2016, NOK 34,408 million is measured at fair value through profit or loss and NOK 14,023 million is measured at amortized cost.

The accompanying notes are an integral part of these condensed financial statements.

First quarter report 2017 8

Unaudited

Condensed statement of changes in equity

(NOK million)	Share capital[1]	Reserve unrealized gains	Other equity	Comprehensive Income [2]	Total equity
Equity at January 1, 2016	2,771	566	4,072	0	7,409
Actuarial gains/(losses) and other comprehensive income	0	0	0		0
Profit/(loss) for the period	0	0	0	(18)	(18)
Equity at March 31, 2016	**2,771**	**566**	**4,072**	**(18)**	**7,391**
Equity at January 1, 2017	2,771	81	4,213	0	7,065
Actuarial gains/(losses) and other comprehensive income	0	0	0	0	0
Profit/(loss) for the period	0	0	0	(152)	(152)
Equity at March 31, 2017	**2,771**	**81**	**4,213**	**(152)**	**6,913**

1) Restricted equity that cannot be paid out to the owners without a shareholder resolution to reduce the share capital in accordance with the Public Limited Companies Act under Norwegian Law.
2) The allocation of income for the period between the reserve for unrealized gains and other equity show that if the allocation was performed at this date, it would have emptied the reserve for unrealized gains and reduced other equity by NOK 71 million. The closing balances would have been NOK 0 million for the reserve for unrealized gains, and NOK 4,142 million for other equity.

The accompanying notes are an integral part of these condensed financial statements.

First quarter report 2017 9

Unaudited
Condensed cash flow statement
First quarter
(NOK million)
2017 2016
Pre-tax operating profit/(loss) (203) (26)
Provided by operating activities:
Accrual of contribution from the Norwegian government (19) (18)
Unrealized losses/(gains) on financial instruments at fair value 224 9
Depreciation 1 4
Principal collected on loans 2,399 2,493
Purchase of financial investments (trading) (4,172) (1,979)
Proceeds from sale or redemption of financial investments (trading) 2,132 189
Contribution paid by the Norwegian government 0 0
Taxes paid (8) (37)
Changes in:
Accrued interest receivable (59) (292)
Other receivables (156) (517)
Accrued expenses and other liabilities 103 370
Net cash flow from operating activities 242 196
Proceeds from sale or redemption of financial investments 1 1
Net cash flow from financial derivatives 58 471
Net cash flow from investing activities 59 472
Principal payments on bond debt (319) (520)
Net cash flow from financing activities (319 (520)
Net change in cash and cash equivalents 1) (18) 148
Cash and cash equivalents at beginning of period 1,010 2,827
Effect of exchange rates on cash and cash equivalents 0 (133)
Cash and cash equivalents 1) at end of period 992 2,842
1) Cash equivalents are defined as bank deposits with original maturity less than three months. See note 4.
The accompanying notes are an integral part of these condensed financial statements.
First quarter report 2017 10

Unaudited
Notes to the accounts
1. Accounting policies
Eksportfinans’ first quarter condensed interim financial statements have been presented in accordance with International Financial Reporting Standards (IFRS), in line with IFRS as adopted by the European Union (EU). The condensed interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.
The accounting policies and methods of computation applied in the preparation of these condensed interim financial statements (including information as of and for the year ended December 31, 2016) are the same as those applied in Eksportfinans’ annual financial statements of 2016. Those financial statements were approved for issue by the Board of Directors on February 16, 2017 and included in the company’s Annual Report on Form 20-F for the year-end December 31, 2016. These policies have been consistently applied to all the periods presented. These financial statements should be read in conjunction with the annual report on Form 20-F for the year ended December 31, 2016. Judgments made in the preparations of these financial statements are the same as those made in the year-end financial statements. The interim financial statements do not include risk disclosures and which should be read in conjunction with the annual financial statements.
IFRS 9 “Financial Instruments” IASB has completed the new standard for financial instruments, IFRS 9 “Financial instruments”. IFRS 9 covers recognition and derecognition, classification and measurement, impairment and hedging and replaces the current requirements covering these areas in IAS 39. The standard is endorsed by the EU and the standard is effective as from annual periods beginning on or after January 1, 2018. Earlier application is permitted. There is no change to the intention not to early adopt the standard as communicated in the annual financial statements for 2016. The detailed assessment of the classification and measurement of financial assets will be performed during Q2 and Q3 2017, however based on the current assessment, no material changes are expected for financial assets. There will be an impact on the company’s accounting for financial liabilities, as the new requirements affect the accounting for financial liabilities that are designated at fair value through profit or loss and the company has bond debt for which the fair value option is applied. Under IAS 39, the changes in fair value have been recognized in profit and loss. Under IFRS 9, the company expects to continue to use the fair value option, and consequently, the changes in fair value as a result of changes in credit spread will be recognized in OCI. As previously communicated, the company does not plan to apply the hedge accounting rules in IFRS 9. The new impairment model requires the recognition of impairment provisions based on expected credit losses (ECL) rather than only incurred credit losses as is the case under IAS 39. As a result of the guarantees covering the majority of the loans, the company does not expect that changing to a ECL model will result in any material changes to the impairment provisions.
The information for the three month periods ended March 31, 2017 and 2016 is unaudited. The information as of and for the year ended December 31, 2016 is derived from the company’s audited consolidated financial statements as of and for the year ended December 31, 2016.
2. Net gains/(losses) on financial instruments at fair value
Net realized and unrealized gains/(losses) on financial instruments at fair value
First quarter
(NOK million) 2017 2016
Securities held for trading 0 3
Financial derivatives (5) (12)
Other financial instruments at fair value (2) (52)
Net realized gains/(losses) (7) (61)
Loans and receivables 9 78
Securities 1) 42 38
Financial derivatives 2) (35) (362)
Bond debt 3) 4) (240) 238
Other 0 (1)
Net unrealized gains/(losses) (224) (9)
Net realized and unrealized gains/(losses) (231) (70)
First quarter report 2017 11

Unaudited

1) Net unrealized gains/(losses) on securities

(NOK million)	First quarter 2017	2016
Securities held for trading	30	7
Securities designated as at fair value at initial recognition	12	31
Total	**42**	**38**

2) The Portfolio Hedge Agreement entered into in March 2008, is included with a loss of NOK 40 million as of March 31, 2017 and a gain of NOK 65 million as of March 31, 2016.
3) In the first quarter of 2017, Eksportfinans had an unrealized loss of NOK 240 million (gain of NOK 238 million in the corresponding period of 2016) on its own debt.
4) In the first quarter of 2017, Eksportfinans had an unrealized loss of NOK 240 million of financial liabilities classified as level 3 in the fair value hierarchy (gain of NOK 238 million in the corresponding period of 2016).

See note 15 for a presentation of the above table including effects from economic hedging.

3. Capital adequacy

Capital adequacy is calculated in accordance with the CRD IV regulations in force from the Financial Supervisory Authority of Norway. These regulations were implemented as of September 30, 2014. The company has adopted the standardized approach to capital requirements.
Eksportfinans' leverage ratio[1] was 19.4 % at March 31, 2017, compared to 9.6% at March 31, 2016.

Risk-weighted assets and off-balance sheet items

(NOK million)	Mar 31, 2017		Dec 31, 2016		Mar 31, 2016	
	Book value	Risk-weighted value	Book value	Risk-Weighted value	Book value	Risk-weighted value
Total assets	33,039	9,075	33,171	9,922	62,730	13,700
Off-balance sheet items		0		51		49
Operational risk		588		588		1,079
Total currency risk		0		0		683
Total risk-weighted value		**9,663**		**10,561**		**15,512**

The company's regulatory capital

(NOK million and in percent of risk-weighted value)	Mar 31, 2017		Dec 31, 2016		Mar 31, 2016	
Core capital [2]	6,445	66.7%	6,445	61.0%	6,185	39,9%
Total regulatory capital	**6,445**	**66.7%**	**6,445**	**61.0%**	**6,185**	**39,9%**

1) Indicates the ratio of the core capital divided by the book value of assets.
2) Includes share capital, other equity, and other deductions and additions in accordance with the Norwegian capital adequacy regulations.

First quarter report 2017 12

Unaudited

4. Loans due from credit institutions

(NOK million)	Mar 31, 2017	Dec 31, 2016	Mar 31, 2016
Cash equivalents [1]	992	1,010	2,842
Other bank deposits and claims on banks [2]	2	0	(42)
Loans to other credit institutions, nominal amount (also included in note 6) [3]	1,251	1,281	3,689
Accrued interest on loans and unamortized premium/discount on purchased loans	(20)	(13)	(17)
Adjustment to fair value on loans	(15)	(27)	(54)
Total	**2,210**	**2,251**	**6,418**

1) Cash equivalents are defined as bank deposits with maturity of less than three months.
2) The company has entered into agreements to acquire loans from shareholders and other banks active in the Norwegian market for export financing. The company has placed an initial deposit with the selling bank, which is used as consideration for these purchases. The amounts in the table represent remaining deposit or overdraft related to these agreements.
3) The company has acquired certain loan agreements from banks for which the selling bank provides a repayment guarantee, therefore retaining the credit risk of the loans. Under IFRS these loans are classified as loans to credit institutions. Of the loans to credit institutions these loans amounted to NOK 183 million at March 31, 2017 and NOK 2,119 million at March 31, 2016.

5. Loans due from customers

(NOK million)	Mar 31, 2017	Dec 31, 2016	Mar 31, 2016
Loans due from customers, nominal amount (also included in note 6)	14,621	17,008	21,477
Accrued interest on loans and unamortized premium/discount on purchased loans	198	239	284
Adjustment to fair value on loans	20	23	32
Total	**14,839**	**17,270**	**21,793**

6. Total loans due from credit institutions and customers

Nominal amounts related to loans due from credit institutions (note 4) and customers (note 5), respectively.

(NOK million)	Mar 31, 2017	Dec 31, 2016	Mar 31, 2016
Loans due from credit institutions	1,251	1,281	3,689
Loans due from customers	14,621	17,008	21,477
Total nominal amount	**15,872**	**18,289**	**25,166**
Commercial loans	7,059	7,688	12,264
Government-supported loans	8,813	10,601	12,902
Total nominal amount	**15,872**	**18,289**	**25,166**
Capital goods	4,955	6,033	7,054
Ships	8,059	9,114	11,770
Export-related and international activities [1]	1,495	1,581	4,566
Direct loans to Norwegian local government sector	651	849	1,060
Municipal-related loans to other credit institutions	700	700	700
Loans to employees	12	12	16
Total nominal amount	**15,872**	**18,289**	**25,166**

First quarter report 2017 13

Unaudited
1) Export-related and international activities consist of loans to the following categories of borrowers:
(NOK million)
Mar 31, 2017 Dec 31, 2016 Mar 31, 2016
Shipping 1,372 1,405 2,097
Infrastructure 0 0 774
Banking and finance 0 0 400
Real estate management 67 70 655
Oil and gas 56 106 243
Consumer goods 0 0 300
Environment 0 0 97
Total nominal amount 1,495 1,581 4,566
7. Loans past due or impaired
(NOK million) Mar 31, 2017 Dec 31, 2016 Mar 31, 2016
Interest and principal installment 1-30 days past due 0 0 4
Not matured principal on loans with payments 1-30 days past due 0 0 0
Interest and principal installment 31-90 days past due 2 0 0
Not matured principal on loans with payments 31-90 days past due 6 0 0
Interest and principal installment more than 90 days past due 35 30 101
Not matured principal on loans with payments more than 90 days past due 31 47 296
Total loans past due 76 77 401
Relevant collateral or guarantees received 1) 76 77 401
Fair value adjustment on loans past due 0 0 0
Impairments on loans measured at amortized cost 0 0 0
1) The company considers all loans to be secured in a satisfactory manner. For these transactions, amounting to NOK 76 million, the Norwegian government, through the Guarantee Institute for Export Credit (GIEK), guarantees approximately 90 percent of the amounts in default. The remaining 10 percent are guaranteed by private banks, most of them operating in Norway. Where applicable, claims have already been submitted in accordance with the guarantees.
8. Securities and repurchase receivable
(NOK million) Dec 31, 2017 Dec 31, 2016 Mar 31, 2016
Trading portfolio 9,760 7,659 23,833
Other securities at fair value through profit and loss 1,174 1,164 1,812
Total 10,934 8,823 25,645
First quarter report 2017 14

Unaudited
9. Property, equipment and investment property
(NOK million) Mar 31, 2017 Dec 31, 2016 Mar 31, 2016
Buildings and land in own use 0 0 123
Investment property 0 0 76
Total buildings and land 0 0 199
Other fixed assets 3 3 5
Total fixed assets and investment property 3 3 204
In April 2016 Eksportfinans completed the sale of its subsidiary Eiendomsselskapet Dronning Mauds Gate 15 AS, which owns Eksportfinans’ sections of the office property in Dronning Mauds’ gate 15, Oslo.
10. Other assets
(NOK million) Mar 31, 2017 Dec 31, 2016 Mar 31, 2016
Settlement account 108 Agreement 425 397 335
Cash collateral provided 1,896 1,660 3,639
Collateral deposit 1) 643 647 1,240
Other 11 82 96
Total other assets 2,975 2,786 5,310
1) The collateral deposit relates to a USD 75 million deposit of collateral for the benefit of Citibank N.A. to cover Eksportfinans’ day to day settlement activity. This amount can be adjusted up or down depending on settlement activity of Eksportfinans. Citibank is entitled to at any time without prior notice to Eksportfinans to set-off or transfer all or part of the deposit in or towards satisfaction of all or any part of the secured obligations.
11. Bond debt
(NOK million) Mar 31, 2017 Dec 31, 2016 Mar 31, 2016
Bond debt 23,313 23,254 48,942
Adjustment to fair value on debt (654) (894) (1,178)
Accrued interest 299 260 667
Total bond debt 22,858 22,620 48,431
12. Other liabilities
(NOK million) Mar 31, 2017 Dec 31, 2016 Mar 31, 2016
Grants to mixed credits 20 20 35
Cash collateral received 768 684 1,960
Other short-term liabilities 243 231 10
Total other liabilities 1,031 935 2,005
First quarter report 2017 15

Unaudited
13. Segment information
The company is divided into two business areas: Lending and Securities. The company also has a treasury department responsible for the day to day risk management and asset and liability management. Income and expenses related to treasury are divided between the two business areas. For income and expenses between the segments, the transactions are at arms length.
Income and expenses divided between segments
Lending Securities
First quarter First quarter
(NOK million) 2017 2016 2017 2016
Net interest income 1) 42 51 20 25
Commissions and income related to banking services 2) 0 0 0 0
Commissions and expenses related to banking services 2) 0 0 0 0
Net gains/(losses)
on financial instruments at fair value 3) 0 12 (5) (9)
Income/expense allocated by volume 4) (1) 5 0 5
Net other operating income (1) 17 (5) (4)
Total operating income 41 68 15 21
Total operating expenses 16 14 18 20
Pre-tax operating profit/(loss) 25 54 (3) 1
Taxes 7 13 (1) 0
Non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA 18 41 (2) 1
1) Net interest income includes interest income directly attributable to the segments based on Eksportfinans’ internal pricing model. The treasury department obtains interest on Eksportfinans’ equity and in addition the positive or negative result (margin) based on the difference between the internal interest income from the segments and the actual external funding cost. Net interest income in the treasury department is allocated to the reportable segments based on volume for the margin, and risk weighted volume for the interest on equity.
2) Income/(expense) directly attributable to each segment.
3) For Export lending the figures are related to unrealized gains/(losses) on the Icelandic bank exposure. In this context, the fair value adjustments on the Icelandic bank exposure have been treated as realized, as they are not expected to be reversed towards maturity, as other unrealized gains and losses. For Securities the figures are related to realized gains/(losses) on financial instruments.
4) Income/expense, other than interest, in the treasury department has been allocated to the business areas by volume. These are items included in net other operating income in the income statement.
First quarter report 2017 16

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Reconciliation of segment profit measure to total comprehensive income:

	First quarter	
(NOK million)	2017	2016
Lending	18	41
Securities	(2)	1
Non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA	**16**	**42**
Net unrealized gains/(losses) [1]	(224)	(9)
Unrealized losses/(gains) related to the Icelandic bank exposure included above [1]	0	(71)
Tax effect of the items above	56	20
Total comprehensive income	**(152)**	**(18)**

1) Reversal of previously recognized loss (at exchange rates applicable at reporting date).

14. Material transactions with related parties

The company's two largest shareholders, DNB Bank ASA and Nordea Bank AB, are considered to be related parties in accordance with IAS 24 Related Party Disclosures. All transactions with related parties are made on market terms.

(NOK million)	Acquired loans [1]	Deposits [2]	Guarantees issued [3]	Guarantees received [4]	PHA [5]
Balance January 1, 2017	0	701	103	5,333	(540)
Change in the period	0	(638)	(103)	(957)	(25)
Balance March 31, 2017	**0**	**63**	**0**	**4,376**	**(565)**
Balance January 1, 2016	2,210	971	105	8,317	(419)
Change in the period	(255)	(423)	(6)	(1,476)	(33)
Balance March 31, 2016	**1,955**	**548**	**99**	**6,841**	**(452)**

1) The company acquired loans from banks. The loans were part of the company's ordinary lending activity, as they were extended to the export industry. Since the selling banks provided a guarantee for the loans, not substantially all of the risk and rewards were transferred to the company, thus the loans are classified as loans due from credit institutions in the balance sheet.
2) Deposits made by the company.
3) Guarantees issued by the company to support the Norwegian export industry.
4) Guarantees provided to the company from the related parties.
5) Effective from March 1, 2008, Eksportfinans entered into a derivative portfolio hedge agreement with the majority of its shareholders. It stated that it would offset losses up to NOK 5 billion in the liquidity portfolio held as of February 29, 2008. The agreement will also offset any gains in the portfolio as of the same date. Payments to or from the company related to the losses or gains, respectively, in the portfolio, will take place on the last day of February each year, with the first payment in 2011. The agreement expires with the maturities of the bonds included in the contract, with the latest maturity on December 31, 2023. The balances show the related parties' share of the fair value of the contract as of the balance sheet date. A negative balance indicates that Eksportfinans owes money to the related parties. As of March 1, 2016 the agreement was renegotiated to reduce the amount for losses covered from NOK 5 billion to NOK 1.5 billion. This was due to the reduction of the underlying portfolio. Eksportfinans would pay a monthly fee of NOK 5 million to the participants in the agreement which was reduced to NOK 1.5 million as of March 1, 2016 due to the reduction of the guarantee amount. For further information see the company's annual report on Form 20-F for the fiscal year ended December 31, 2015, (filed with the Securities and Exchange Commission on April 25, 2016 and published on Eksportfinans' web page, www.eksportfinans.no).

In addition to the transactions reflected in the above table, Eksportfinans' three major owner banks have extended a committed liquidity facility of USD 250 million to the company. The facility has a twelve month maturity with the possibility of extension, and was renewed for another year in the second quarter of 2016. When renewed, the amount was reduced from USD 1 billion to USD 250 million. Eksportfinans has not utilized this credit facility.

First quarter report 2017 17

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15. Market risk - effects from economic hedging
Note 2 specify the net realized and unrealized gains/losses on financial instruments, showing separately the gains/losses related to financial derivatives. When presented to the company’s management and Board of Directors, the figures are prepared showing the various financial instruments after netting with related economic hedges, since derivatives are used as economic hedges of the market risk of specific assets and liabilities.
The below table specifies net realized and unrealized gains/(losses) on financial instruments at fair value, netted with related economic hedges.
Net realized and unrealized gains/(losses) on financial instruments at fair value
First quarter
(NOK million) 2017 2016
Securities 1) (4) (9)
Other financial instruments at fair value 1) (3) (52)
Net realized gains/(losses) (7) (61)
Loans and receivables 1) 17 66
Securities 1) 2 109
Bond debt 1) 2) 3) (250) (186)
Other financial instruments at fair value 1) 0 (1)
Net unrealized gains/(losses) (231) (12)
Financial derivatives related to the 108 Agreement 4) 7 3
Net realized and unrealized gains/(losses) (231) (70)
1) Including financial derivatives with purpose of economic hedging.
2) Accumulated net gain on own debt is NOK 560 million as of March 31, 2017, compared to NOK 1,442 million as of March 31, 2016.
3) In the first quarter of 2017, Eksportfinans had an unrealized loss of NOK 250 million (loss of NOK 186 million in the same period of 2016) on its own debt, net of derivatives.
4) Derivatives related to components of the 108 Agreement. The 108 Agreement is accounted for at amortized cost, hence these derivatives are not included in the effects related to financial instruments at fair value.
Interest, and the interest effect of economic hedging instruments, is classified as interest income or expense in the statement of comprehensive income. Changes in fair value are recorded in the line item ‘Net gains/losses) on financial instruments at fair value’. For the first quarter of 2017 and 2016, the company recorded NOK 247 million and NOK 382 million respectively, of interest income on loans due from credit institutions, loans due from customers and securities and NOK 242 million and NOK 537 million, respectively, of interest expense on commercial paper and bond debt, subordinated debt and capital contribution securities. In the same periods the company recorded positive NOK 3 million, and positive NOK 5 million, respectively, of interest income on economic hedging instruments and negative NOK 54 million and negative NOK 227 million, respectively, of interest expense on economic hedging instruments.
First quarter report 2017 18

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16. Maturity analysis

Maturity analysis of financial assets and liabilities based on expected maturities at March 31, 2017

(NOK million)	Up to and includin g 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and includin g 3 years	From 3 year up to and including 5 years	Over 5 years	Total
Assets							
Loans and receivables due from credit institutions	863	4	25	56	60	53	1,060
Loans and receivables due from customers	365	492	4,279	6,180	3,714	2,796	17,826
Securities	1,165	1,387	897	181	660	2,999	7,289
Derivatives net settled	5	213	287	97	97	372	1,071
Derivatives gross settled (pay leg)	(3,047)	(3,724)	(1,277)	(3,148)	(2,409)	(1,938)	(15,543)
Derivatives gross settled (receive leg)	3,202	3,782	1,386	3,282	2,391	2,148	16,190
Cash collateral	0	643	0	0	0	0	643
Total assets	**2,552**	**2,797**	**5,597**	**6,647**	**4,512**	**6,429**	**28,535**
Liabilities							
Plain vanilla bond debt	48	8,532	1,734	2,257	2,449	0	15,022
Structured bond debt	97	1,272	1,300	841	881	5,301	9,693
Derivatives net settled	51	36	213	325	325	21	969
Derivatives gross settled (pay leg)	1,417	1,366	777	186	152	2,754	6,652
Derivatives gross settled (receive leg)	(1,406)	(1,350)	(691)	(151)	(128)	(2,761)	(6,488)
Cash collateral	0	768	0	0	0	0	768
Total liabilities	**208**	**10,624**	**3,334**	**3,458**	**3,678**	**5,315**	**26,616**

Maturity analysis of financial assets and liabilities based on expected maturities at December 31, 2016

(NOK million)	Up to and includin g 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and includin g 3 years	From 3 year up to and including 5 years	Over 5 years	Total
Assets							
Loans and receivables due from credit institutions	258	5	24	61	50	68	466
Loans and receivables due from customers	799	933	3,916	7,385	4,401	3,221	20,655
Securities	2	1,182	2,712	221	661	3,062	7,839
Derivatives net settled	0	6	482	92	92	357	1,028
Derivatives gross settled (pay leg)	(1,975)	(3,048)	(1,874)	(4,035)	(2,397)	(1,820)	(15,150)
Derivatives gross settled (receive leg)	2,089	3,189	2,001	4,204	2,341	2,081	15,904
Cash collateral	0	1,660	0	0	0	0	1,660
Total assets	**1,173**	**3,927**	**7,261**	**7,927**	**5,147**	**6,968**	**32,403**
Liabilities							
Plain vanilla bond debt	0	71	9,202	3,447	2,429	0	15,150
Structured bond debt	11	1,163	1,350	903	1,054	5,254	9,736
Derivatives net settled	58	61	238	401	401	34	1,192
Derivatives gross settled (pay leg)	451	1,737	1,380	499	375	2,865	7,306
Derivatives gross settled (receive leg)	(447)	(1,713)	(1,288)	(445)	(331)	(2,771)	(6,995)
Cash collateral	0	684	0	0	0	0	684
Subordinated loans	0	0	0	0	0	0	0
Total liabilities	**73**	**2,003**	**10,882**	**4,805**	**3,928**	**5,383**	**27,074**

First quarter report 2017 19

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Maturity analysis of financial assets and liabilities based on expected maturities at March 31, 2016

(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 3 years	From 3 year up to and including 5 years	Over 5 years	Total
Assets							
Loans and receivables due from credit institutions	1,981	2,140	25	61	55	87	4,350
Loans and receivables due from customers	637	664	5,759	9,042	6,423	3,773	26,298
Securities	1,425	6,904	1,603	1,323	776	3,627	15,658
Derivatives net settled	9	531	595	208	208	407	1,959
Derivatives gross settled (pay leg)	(3,219)	(405)	(2,737)	(3,802)	(2,425)	(2,255)	(14,843)
Derivatives gross settled (receive leg)	3,409	426	3,196	4,185	2,520	2,451	16,187
Cash collateral	0	2,400	0	0	0	0	2,400
Total assets	**4,242**	**12,660**	**8,441**	**11,018**	**7,557**	**8,091**	**52,009**
Liabilities							
Plain vanilla bond debt	1,381	19,182	6,079	11,756	2,817	0	41,216
Structured bond debt	37	1,122	687	2,425	707	5,575	10,553
Derivatives net settled	55	72	340	627	627	91	1,811
Derivatives gross settled (pay leg)	3,615	16,607	12,363	1,330	56	2,594	36,565
Derivatives gross settled (receive leg)	(3,446)	(15,920)	(11,005)	(1,186)	(57)	(2,669)	(34,284)
Cash collateral	0	1,959	0	0	0	0	1,959
Subordinated loans	0	0	0	0	0	0	0
Total liabilities	**1,642**	**23,022**	**8,464**	**14,952**	**4,150**	**5,591**	**57,820**

The figures in the above table include principal and interest payable (receivable) at nominal value. For the figures in the above table, call and trigger dates as estimated in models are applied in the classification of the maturities. For some issues with call and trigger optionalities, the expected maturity is estimated using a sophisticated valuation system which is further described in our annual financial statements. The actual maturities might differ from these estimations.

17. Fair value of financial instruments

The methodology used for calculating fair values of financial instruments is consistent with the methodology defined in our audited annual report for the fiscal year ending 2016.

17.1 Sensitivity analysis

Loans due from credit institutions or customers:
The following table shows the unrealized loss of each category of loans by increasing the credit spread by 1 basis point as well as the percentage of total lending portfolio.

	March 31, 2017		March 31, 2016	
(NOK million and percentage)	Sensitivity (1 bp)	Percentage	Sensitivity (1 bp)	Percentage
Direct loans	(0.6)	10.4 %	(0.6)	8.5 %
Loans to municipalities	(0.5)	9.3 %	(0.3)	8.9 %
Collaboration loans	-	-	(0.1)	15.7 %
Guaranteed loans	(1.4)	80.3 %	(2.2)	66.9 %
Total loans		**100.0 %**		**100.0 %**

The spreads applied for fair value measurement of the combined total lending portfolio are in the range from 0 basis points to 105 basis points as of March 31, 2017 (from -4 basis points to 150 basis points as of March 31, 2016). For the combined total lending portfolio over the past two years credit spreads have changed 4 basis points per month in 95 percent of the time, representing NOK 9 million. As of March 31, 2016 a 95 percent confidence interval was 4 basis points representing NOK 12 million.
Securities:

First quarter report 2017 20

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Eksportfinans retrieved prices and credit spread quotes from four different market makers and pricing vendors as of March 31, 2017. Among the four different quote providers, the major price provider (Bloomberg) covered 61 percent (63 percent as of March 31, 2016). Eksportfinans also holds two securities originally in the PHA portfolio issued by the defaulted Washington Mutual (now non-existent). These securities were priced using recovery rates retrieved from Bloomberg.

Bond debt:

The following table shows the unrealized gain of each category of bond debt by increasing the credit spread by 1 basis point:

	March 31, 2017	March 31, 2016
(NOK million)	Sensitivity (1 bp)	Sensitivity (1 bp)
Unstructured bond debt	1.8	3.7
Structured bond debt	5.4	6.3

The spreads applied for fair value measurement of bond debt are in the range from 45 basis points to 100 basis points as of March 31, 2017 (from 100 basis points to 175 basis points as of March 31, 2016).

17.2 Financial assets measured at fair value through profit or loss

	March 31, 2017				March 31, 2016			
(NOK million)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Loans due from credit institutions	134	1,707	331	2,172	167	5,346	360	5,873
Loans due from customers	0	33	5,841	5,874	0	456	8,227	8,683
Securities	0	10,934	0	10,934	0	25,645	0	25,645
Financial derivatives	0	949	838	1,787	0	2,321	1,036	3,357
Other assets	0	1,896	0	1,896	0	3,639	0	3,639
Total fair value	134	15,519	7,010	22,663	167	37,407	9,623	47,197

17.3 Financial liabilities measured at fair value through profit or loss

	March 31, 2017				March 31, 2016			
(NOK million)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Unstructured bond debt	0	0	4,815	4,815	0	0	25,503	25,503
Structured bond debt	0	0	8,516	8,516	0	0	8,904	8,904
Financial derivatives	0	1,475	629	2,104	0	3,985	755	4,740
Other liabilities	0	768	0	768	0	1,965	0	1,965
Total fair value	0	2,243	13,960	16,203	0	5,950	35,162	41,112

Movement of level 3 financial assets

	From January 1, 2017 to March 31, 2017				From January 1, 2016 to March 31, 2016			
(NOK million)	Loans and receivables due from credit institutions	Loans and receivables due from customers	Financial derivatives	Total	Loans and receivables due from credit institutions	Loans and receivables due from customers	Financial derivatives	Total
Opening balance	353	6,259	769	7,381	408	9,602	928	10,937
Total gains or losses *)	(3)	(30)	73	40	(24)	(432)	119	(338)
Settlements	(19)	(388)	(4)	(411)	(24)	(942)	(11)	(977)
Closing balance	331	5,841	838	7,010	360	8,227	1,036	9,623
Total gains or losses *) for the period in profit or loss for assets held at the end of the reporting period	(3)	(30)	79	46	(24)	(432)	156	(300)

*) Presented under the line item 'Net gains/(losses) on financial instruments at fair value' in the statement of comprehensive income.

First quarter report 2017 21

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Movement of level 3 financial liabilities

(NOK million)	From January 1, 2017 to March 31, 2017				From January 1, 2016 to March 31, 2016			
	Structured bond debt	Unstructured bond debt	Financial derivatives	Total	Structured bond debt	Unstructured bond debt	Financial derivatives	Total
Opening balance	8,273	3,012	824	12,109	9,322	26,534	997	36,853
Total gains or losses [1] [2]	181	59	(186)	54	(82)	(156)	(238)	(476)
Settlements	62	1,744	(9)	1,797	(336)	(875)	(4)	(1,215)
Transfers	0	0	0	0	0	0	0	0
Closing balance	8,516	4,815	629	13,960	8,904	25,503	755	35,162
Total gains or losses [1] [2] for the period in profit or loss for liabilities held at the end of the reporting period	180	14	(180)	14	(76)	(128)	(203)	(407)

[1] Presented under the line item 'Net gains/(losses) on financial instruments at fair value' in the statement of comprehensive income.
[2] For liabilities, positive figures are represented as losses and negative figures are represented as gains.

17.4 Fair value of financial assets and liabilities

The following table presents the financial assets and liabilities, with the fair value and carrying value (book value) of each class of financial instrument:

(NOK million)	Mar 31, 2017 Fair value	Mar 31, 2017 Carrying value	Dec 31, 2016 Fair value	Dec 31, 2016 Carrying value	Mar 31, 2016 Fair value	Mar 31, 2016 Carrying value
Assets						
Loans due from credit institutions	2,167	2,210	2,203	2,251	6,352	6,418
Loans due from customers	16,009	14,839	18,688	17,270	23,930	21,793
Securities	10,934	10,934	8,823	8,823	25,645	25,645
Financial derivatives	1,788	1,788	1,804	1,804	3,357	3,357
Other assets	2,976	2,976	2,786	2,786	5,310	5,310
Liabilities						
Non-structured bond debt	15,240	14,343	15,439	14,347	41,210	39,526
Structured bond debt	8,516	8,516	8,273	8,273	8,904	8,904
Financial derivatives	2,104	2,104	2,400	2,400	4,740	4,740
Other liabilities	1,032	1,030	937	935	2,008	2,005

18. Contingencies

None.

19. Events after the balance sheet date

There are no events after the balance sheet date materially affecting the financial statements.

First quarter report 2017 22